Exhibit 99.1

Braiin Accelerates $20B+ Agentic AI Customer Experience as a Service (CXaaS) Market Expansion, Securing Landmark Australian Contract

MELBOURNE, Australia — June 17, 2026 — Braiin Limited (NASDAQ: BRAI) today announces a landmark partnership with leading Australian enterprise BillCentral Pty Ltd, a leading Australian enterprise, to deploy Braiin’s pioneering full-stack Agentic AI-powered customer experience and call center platform across enterprise operations. The partnership represents a major milestone for Braiin’s expanding CXaaS (Customer Experience as a Service) division, and is expected to accelerate the commercial rollout of the company’s enterprise AI product suite across Australia and international markets.

Natraj Balasubramanian, Chief Executive Officer of Braiin Limited, noted, “This partnership represents a significant validation point for Braiin’s Agentic AI strategy and our broader vision for the future of enterprise customer engagement, materially strengthening our strategic position across enterprise AI, customer experience automation, and recurring SaaS revenue generation. Enterprises globally are rapidly transitioning away from fragmented legacy call center systems toward intelligent, AI-native customer engagement infrastructure capable of automating workflows, augmenting human agents, and materially improving operational efficiency.

“We believe Braiin’s platform is uniquely positioned to participate in this transformation through a combination of AI orchestration, omnichannel engagement, intelligent automation, compliance capabilities, and embedded analytics. Importantly, this partnership creates the opportunity for a highly scalable and recurring SaaS revenue model while validating our platform capabilities in a live enterprise environment,” concluded Mr. Balasubramanian.

Braiin’s platform is designed to deliver enterprise-grade AI-native customer engagement infrastructure capable of orchestrating all customer contact channels such as voice messaging, email, chat, social media, video, workflow automation, compliance, analytics, and intelligent customer interaction management within a single unified ecosystem.

The company believes the platform positions Braiin to participate in the rapidly growing global CXaaS market, which industry research estimates will exceed US$ 20 billion over the coming years as enterprises increasingly transition toward cloud-native and AI-powered customer engagement infrastructure. The company’s platform also offers capabilities comparable to leading global CXaaS providers, with one core differentiation: Unparalleled AI-native orchestration built on deep domain expertise from delivering end-to-end enterprise contact center solutions to more than 700 enterprise clients over a 15+ year legacy — combined with automation functionality designed to meaningfully improve customer outcomes while sustainably reducing operational costs.

According to industry research, the global Contact Center as a Service (CCaaS) market is expected to grow substantially over the coming decade, driven by increasing enterprise demand for cloud-native infrastructure, automation, AI-powered customer support, and digital transformation initiatives. The broader CXaaS opportunity is expected to exceed US$20 billion globally as organisations modernise customer engagement infrastructure and operational workflows.

Braiin’s CXaaS division forms a core component of the company’s broader platform strategy, which combines AI, automation, customer engagement, PropTech, and embedded transaction infrastructure into an integrated global technology ecosystem.

About Braiin Limited

Braiin Limited (NASDAQ: BRAI) is a global technology platform operating across AI, agritech, customer experience solutions, PropTech, and living infrastructure. Braiin’s ecosystem combines embedded distribution, intelligent automation, and recurring revenue platforms designed to support the lifecycle of the home and connected consumer services.

Sources

–	Grand View Research — Contact Center as a Service Market Report
–	MarketsandMarkets — CCaaS Market Forecast
–	Fortune Business Insights — Contact Center Software Market Size Report

Cautionary Note Regarding Forward-Looking Statements.

This press release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included herein, including but not limited to such things as future business strategy, plans, and goals, and the expansion and growth of our business. The words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” “target”, “budget”, “may”, “can”, “will”, “would”, “could”, “should”, “seeks”, or “scheduled to” and similar words or expressions, or negatives of these terms or other variations of these terms or comparable language or any discussion of strategy or intention identify forward-looking statements. Please see the risk factors included in the Company’s United States Securities and Exchange Commission filings, which could cause actual results and events to differ materially from those contained in the forward-looking statements. You are cautioned against attributing undue certainty to forward-looking statements. Although these forward-looking statements were based on assumptions that the Company believes are reasonable when made, you are cautioned that forward-looking statements are not guarantees of future performance and that actual results, performance, or achievements may differ materially from those made in or suggested by the forward-looking statements in this press release. Any forward-looking statements made in this press release speak only as of the date of those statements. We undertake no obligation to update those statements or publicly announce the results of any revisions to any of those statements to reflect future events or developments.

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